THE CHARLES SCHWAB FAMILY OF FUNDS

211 Main Street

San Francisco, CA 94105

July 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	The Charles Schwab Family of Funds (the “Trust”) Delaying Amendment for Registration Statement on Form N-14 (File No. 333-280166)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Schwab Variable Share Price Money Fund (the “Acquired Fund”), a series of the Trust, in which the Acquired Fund would transfer all of its assets to Schwab Government Money Fund (the “Surviving Fund”), a series of the Trust, in exchange for shares of the Surviving Fund.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2024 (Accession Number 0001104659-24-071163), pursuant to Rule 488 under the Securities Act. The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of San Francisco and State of California on the 12th day of July, 2024.

No fee is required in connection with this filing. Please contact me at (415) 667-0780 with any questions or comments.

Sincerely,

/s/ Christine M. Pierangeli

Christine M. Pierangeli

Assistant Secretary